July 24, 2006
Via Edgar and Facsimile
Securities and Exchange Commission
100 F Street., N.E., Mail Stop 3720
Washington, D.C. 20549

Attn:	Larry Spirgel
Ivette Leon
Adam Washecka

	Re:	NETGEAR, Inc.
Staff Comment Letter Dated July 19, 2006
Ladies and Gentlemen:
Pursuant to a phone conversation on July 21, 2006 with Mr. Adam Washecka of the staff (the “Staff”) of the Securities and Exchange Commission related to the above referenced comment letter, NETGEAR, Inc. hereby confirms that it will respond to such comment letter by August 18, 2006.
If the Staff has any questions regarding the above, please do not hesitate to contact the undersigned on 408-367-7970.
Sincerely,
Albert Y. Liu
VP, Legal and Corporate Development
NETGEAR, Inc.
4500 Great America Parkway
Santa Clara, CA 95054